Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2008	2007
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$31,471	$22,654
Fixed charges (net of interest capitalized)	7,893	11,753
Distribution of earnings from unconsolidated affiliates	—	172

Total Earnings	$39,364	$34,579

Fixed Charges and Preference Dividends
Interest expense	$7,666	$11,391
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	227	362

Total Fixed Charges	7,893	11,753
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,712

Total Fixed Charges and Preference Dividends	$13,604	$17,465

Ratio of Earnings to Fixed Charges	4.99	2.94

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.89	1.98

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